FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 6, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated November 6, 2006

2.

Material Change Report dated November 6, 2006 (re: November 6/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  November 6,  2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

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Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Phase II Drilling Finds Two New Mineralization Trends at the Molejon Deposit In Panama

Vancouver, BC – November 6, 2006:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) released today analytical results undertaken and compiled by ALS Chemex for 42 more holes of the Company’s diamond drilling program at its 100 % owned Molejon gold deposit. The Phase II program is designed for in-fill drilling, mine planning and “step-out” evaluation of proximal mineralization.

Several highlights of the recent drilling are as follows:

•

A new eastern zone outside of the Main Zone has been discovered as exhibited in core holes MO-06-87, MO-06-90, MO-06-92, MO-06-94 and MO-06-105;

•

A new discovery (MO-06-112 and MO-06-121) has been made 200 metres SSE of the discovery hole MO-95-244 along a newly completed road;

•

Drilling, such as MO-06-117, in the NW area continues to show expansion promise for the area;

•

Localized drilling in between the Main Zone and the NW zone has had some favorable interceptions such as in MO-06-97 but overall does not support continuity between the two mineralized zones;

•

The feldspar-quartz porphyry in the Main Zone is proving to be a good host-rock for gold mineralization as seen for example in MO-06-84A and MO-06-119;

•

Additional test holes immediately east and south (MO-06-102 and MO-06-109, respectively) of discovery hole MO-96-244 do not intercept the gold-bearing zone but MO-06-110 to the northeast has a thick low-grade zone near the surface.

The results of the recent phase of drilling, with material gold interceptions, are identified in the table below:

Hole #	Interval M	Thickness M	grade g/tonne	Host rock
MO-06-81	113.0 – 117.0	4.0	8.98	FQPO
	125.0 - 127.0	2.0	0.69	BR
MO-06-82	14.0-18-0	4.0	0.905	FSBO
	23.9-28.25	4.35	2.45	QXBX, FSPO
MO-06-83	0 -2.00	2.0	1.76	SAP
	8.0-20.0	12.0	1.29	SAP, BR
MO-O6-84	4.0-12.0	8.0	4.07	SAP
MO-06-84A	62.0 – 66.0	4.0	1.97	FQPO
	76.0 -8.5	5.5	8.74	FQPO
MO-06-87	19.0-34.7	15.7	1.43	QXBX
MO-06-90	11.0- 20.0	9.0	1.52	FSPO, BR
MO-06-92	30.7-45.9	15.2	1.25	QZBX
MO-06-94	1.7-11.5	9.8	0.96	QZBX, FSPO
MO-06-97	4.0-8.0	4.0	1.8	SAP
MO-06-98	0-9.8	9.8	1.16	SAP, QZBX
MO-06-99	4.0-6.0	2.0	2.03	FQPO
	10.2-14.7	4.5	6.36	PQPO
MO-06-100	2.0-14.2	12.2	0.95	SAP, QZBX
MO-06-103	44.0- 48.0	4.0	10.43	FQPO
	84.0-90.0	6.0	2.31	BR
MO-06-105	0-6.8	6.8	1.09	SAP, ANPO, QZBX
	15.8-27.6	11.8	0.93	QZBX, ANPO
MO-06-108	0 -12.0	12.0	11.67	SAP, FQPO, QZBX
MO-06-110	0-12.0	12.0	1.55	FSPO
MO-06-112	0-6.0	6	1.46	SAP
	26.8-30.0	3.2	2.01	QZBX, ANPO
MO-06-115	0-5.5	5.5	3.73	FQPO, QZBX
	6.9-12.05	5.15	5.17	QZBX
MO-06-116	3.0-6.0	3.0	2.09	QZBX
MO-06-117	0-8.0	8.0	4.06	FQPO
MO-06-118	30.5-37.2	6.7	1.0	BR, FSPO
MO-06-119	60.0-64.75	4.75	1.2	FQPO, QV
	104.0-107.0	3.0	1.16	ANPO
	120.1-121-6	1.5	6.73	ANPO
	140.0-143.0	3.0	1.03	BR
MO-06-121	6.0-18.0	12.0	1.46	QZBX
MO-06-125	21.5-23.0	1.5	1.13	FQPO

SAP – Saprolite (weathered bedrock)

QZBX - Quartz Breccia

ANPO – Andesite Porphyry

FQPO - Feldspar- Quartz Porphyry

FSPO - Feldspar Porphyry

 QV - Quartz Vein and Calcite Stockwork    BR – Breccia

Note: Due to the dip of the strata, the thicknesses may not always represent true width.  However, most holes were directionally drilled to normally intersect (re: at 90°) the mineralized beds for purposes of obtaining as close to a true width as possible.  Missing drill holes were either reported previously, drilled on other deposits in the area or awaiting receipt and validation of the analytical data.

The entire table of results from all the drill holes is posted on the Company website under the heading: “News”.

The Company also reported progress on several activities that support the Company’s plan to commence production at Molejon in the second quarter of 2007, including development drilling, resource/reserve calculation, engineering design of the process plant and tailings pond, and numerous studies related to environmental compliance and land use planning.

The Company has core drilled more than 5,000 metres since the Phase II resource quantification commenced in August of this year.  More than 120 new test holes will be used to update the prior SRK resource estimate that was conducted last year.  It is anticipated that most of this data will be acceptable for NI 43-101 reporting and will be available in December 2006.  Additional Phase II drilling has targeted infrastructural areas such as the plant and tailings area to ensure that valuable deposits do not underlie the facilities.

Development drilling of more than 40,000 metres will focus on the 20 square kilometer area known as the El Real Trend which includes the Molejon, Mestizo, and Botija Abajo properties. The Company is also making rapid progress in the construction of the gold plant. The ball mills are scheduled to arrive onsite by mid November and will allow the actual installation of the gold plant to begin.

SRK Consulting (“SRK”) was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in Sept 2005 (see Petaquilla Press Release dated Sept 26, 2005).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H Wahl, an associate of SRK who is a Qualified Person as defined by NI-43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.

The on-site independent QP, Sean C. Muller, P. Geo. has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet N.I. 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free: 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

November 6, 2006

Item 3.

News Release

The Company’s news release dated November 6, 2006, was disseminated by CCN Matthews on November 6, 2006.

Item 4.

Summary of Material Change

The Company released today analytical results undertaken and compiled by ALS Chemex for 42 more holes of the Company’s diamond drilling program at its 100 % owned Molejon gold deposit.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated November 6, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Phase II Drilling Finds Two New Mineralization Trends at the Molejon Deposit In Panama

Vancouver, BC – November 6, 2006:  Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) released today analytical results undertaken and compiled by ALS Chemex for 42 more holes of the Company’s diamond drilling program at its 100 % owned Molejon gold deposit. The Phase II program is designed for in-fill drilling, mine planning and “step-out” evaluation of proximal mineralization.

Several highlights of the recent drilling are as follows:

•

A new eastern zone outside of the Main Zone has been discovered as exhibited in core holes MO-06-87, MO-06-90, MO-06-92, MO-06-94 and MO-06-105;

•

A new discovery (MO-06-112 and MO-06-121) has been made 200 metres SSE of the discovery hole MO-95-244 along a newly completed road;

•

Drilling, such as MO-06-117, in the NW area continues to show expansion promise for the area;

•

Localized drilling in between the Main Zone and the NW zone has had some favorable interceptions such as in MO-06-97 but overall does not support continuity between the two mineralized zones;

•

The feldspar-quartz porphyry in the Main Zone is proving to be a good host-rock for gold mineralization as seen for example in MO-06-84A and MO-06-119;

•

Additional test holes immediately east and south (MO-06-102 and MO-06-109, respectively) of discovery hole MO-96-244 do not intercept the gold-bearing zone but MO-06-110 to the northeast has a thick low-grade zone near the surface.

The results of the recent phase of drilling, with material gold interceptions, are identified in the table below:

Hole #	Interval M	Thickness M	grade g/tonne	Host rock
MO-06-81	113.0 – 117.0	4.0	8.98	FQPO
	125.0 - 127.0	2.0	0.69	BR
MO-06-82	14.0-18-0	4.0	0.905	FSBO
	23.9-28.25	4.35	2.45	QXBX, FSPO
MO-06-83	0 -2.00	2.0	1.76	SAP
	8.0-20.0	12.0	1.29	SAP, BR
MO-O6-84	4.0-12.0	8.0	4.07	SAP
MO-06-84A	62.0 – 66.0	4.0	1.97	FQPO
	76.0 -8.5	5.5	8.74	FQPO
MO-06-87	19.0-34.7	15.7	1.43	QXBX
MO-06-90	11.0- 20.0	9.0	1.52	FSPO, BR
MO-06-92	30.7-45.9	15.2	1.25	QZBX
MO-06-94	1.7-11.5	9.8	0.96	QZBX, FSPO
MO-06-97	4.0-8.0	4.0	1.8	SAP
MO-06-98	0-9.8	9.8	1.16	SAP, QZBX
MO-06-99	4.0-6.0	2.0	2.03	FQPO
	10.2-14.7	4.5	6.36	PQPO
MO-06-100	2.0-14.2	12.2	0.95	SAP, QZBX
MO-06-103	44.0- 48.0	4.0	10.43	FQPO
	84.0-90.0	6.0	2.31	BR
MO-06-105	0-6.8	6.8	1.09	SAP, ANPO, QZBX
	15.8-27.6	11.8	0.93	QZBX, ANPO
MO-06-108	0 -12.0	12.0	11.67	SAP, FQPO, QZBX
MO-06-110	0-12.0	12.0	1.55	FSPO
MO-06-112	0-6.0	6	1.46	SAP
	26.8-30.0	3.2	2.01	QZBX, ANPO
MO-06-115	0-5.5	5.5	3.73	FQPO, QZBX
	6.9-12.05	5.15	5.17	QZBX
MO-06-116	3.0-6.0	3.0	2.09	QZBX
MO-06-117	0-8.0	8.0	4.06	FQPO
MO-06-118	30.5-37.2	6.7	1.0	BR, FSPO
MO-06-119	60.0-64.75	4.75	1.2	FQPO, QV
	104.0-107.0	3.0	1.16	ANPO
	120.1-121-6	1.5	6.73	ANPO
	140.0-143.0	3.0	1.03	BR
MO-06-121	6.0-18.0	12.0	1.46	QZBX
MO-06-125	21.5-23.0	1.5	1.13	FQPO

SAP – Saprolite (weathered bedrock)

QZBX - Quartz Breccia

ANPO – Andesite Porphyry

FQPO - Feldspar- Quartz Porphyry

FSPO - Feldspar Porphyry

 QV - Quartz Vein and Calcite Stockwork    BR – Breccia

Note: Due to the dip of the strata, the thicknesses may not always represent true width.  However, most holes were directionally drilled to normally intersect (re: at 90°) the mineralized beds for purposes of obtaining as close to a true width as possible.  Missing drill holes were either reported previously, drilled on other deposits in the area or awaiting receipt and validation of the analytical data.

The entire table of results from all the drill holes is posted on the Company website under the heading: “News”.

The Company also reported progress on several activities that support the Company’s plan to commence production at Molejon in the second quarter of 2007, including development drilling, resource/reserve calculation, engineering design of the process plant and tailings pond, and numerous studies related to environmental compliance and land use planning.

The Company has core drilled more than 5,000 metres since the Phase II resource quantification commenced in August of this year.  More than 120 new test holes will be used to update the prior SRK resource estimate that was conducted last year.  It is anticipated that most of this data will be acceptable for NI 43-101 reporting and will be available in December 2006.  Additional Phase II drilling has targeted infrastructural areas such as the plant and tailings area to ensure that valuable deposits do not underlie the facilities.

Development drilling of more than 40,000 metres will focus on the 20 square kilometer area known as the El Real Trend which includes the Molejon, Mestizo, and Botija Abajo properties. The Company is also making rapid progress in the construction of the gold plant. The ball mills are scheduled to arrive onsite by mid November and will allow the actual installation of the gold plant to begin.

SRK Consulting (“SRK”) was contracted to complete a database audit, resource estimate and an encompassing NI 43-101 Technical Report to be used in support of an Issuer Disclosure of mineral resources and fulfills a requirement for a resource estimate in Petaquilla’s Mine Development Plan that was approved by the government of Panama in Sept 2005 (see Petaquilla Press Release dated Sept 26, 2005).

The study included a complete review of the drilling, sampling methods and approach, sample preparation, analysis, security (chain of custody), and quality assurance/quality control procedures (“QA/QC”) used during the exploration of the Molejon gold deposit.

The database audit and resource estimate was completed by George H Wahl, an associate of SRK who is a Qualified Person as defined by NI-43-101 and a P.Geo. registered with the Association of Professional Geoscientists of Ontario.

The on-site independent QP, Sean C. Muller, P. Geo. has observed and verified that recent drilling, sample preparation and ALS Chemex laboratory procedures utilized for the Molejon project meet N.I. 43-101 standards.  Strict QA/QC protocols have been defined and implemented under Mr. Muller’s supervision including the submission of blanks, standards and duplicate core samples to the laboratory.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063 Toll Free: 877 694-0021
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN